UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 5*)

Trident Brands, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

89616C201

(CUSIP Number)

Heather Crawford

Fengate Capital Management Ltd.

2275 Upper Middle Road East, Suite 700

Oakville, Ontario, L6H 0C3

Canada

(905) 491-6599

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 9, 2020**

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐**

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**

This report on Schedule 13D includes certain events which, as a result of administrative error, were not identified as requiring a filing on Schedule 13D at the time such reports were due. Upon discovering this oversight, the reporting person promptly took steps to file this Schedule 13D.

CUSIP No. 89616C201

1.	Names of Reporting Persons Fengate Trident LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Ontario limited partnership

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 117,092,739.44[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 117,092,739.44[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 117,092,739.44[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Approximately 79.9%[2]
14.	Type of Reporting Person (See Instructions) PN

1	Held in the form of 2,811,886.44 shares of common stock and certain convertible notes (the “Convertible Notes”) which, as of March 13, 2020, were convertible into 114,280,853 shares of common stock.
2

Based on 32,311,887 shares outstanding, per the Issuer’s Form 10K dated March 16, 2020, plus 114,280,853 shares of Common Stock into which the Convertible Notes may be converted. However, the Reporting Persons are subject to certain Canadian pension fund rules and regulations that include a prohibition on the Reporting Persons from holding (whether investing directly or indirectly) securities of a corporation to which are attached 30 per cent or more of the votes that may be cast to elect the directors of that corporation.

CUSIP No. 89616C201

1.	Names of Reporting Persons Fengate Trident GP Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Ontario corporation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 117,092,739.44[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 117,092,739.44[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 117,092,739.44[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Approximately 79.9%[2]
14.	Type of Reporting Person (See Instructions) CO

1	Held in the form of 2,811,886.44 shares of common stock and certain convertible notes (the “Convertible Notes”) which, as of March 13, 2020, were convertible into 114,280,853 shares of common stock.
2

Based on 32,311,887 shares outstanding, per the Issuer’s Form 10K dated March 16, 2020, plus 114,280,853 shares of Common Stock into which the Convertible Notes may be converted. However, the Reporting Persons are subject to certain Canadian pension fund rules and regulations that include a prohibition on the Reporting Persons from holding (whether investing directly or indirectly) securities of a corporation to which are attached 30 per cent or more of the votes that may be cast to elect the directors of that corporation.

CUSIP No. 89616C201

1.	Names of Reporting Persons Fengate Capital Management Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Ontario corporation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 117,092,739.44[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 117,092,739.44[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 117,092,739.44[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Approximately 79.9%[2]
14.	Type of Reporting Person (See Instructions) IA/CO

1	Held in the form of 2,811,886.44 shares of common stock and certain convertible notes (the “Convertible Notes”) which, as of March 13, 2020, were convertible into 114,280,853 shares of common stock.
2

Based on 32,311,887 shares outstanding, per the Issuer’s Form 10K dated March 16, 2020, plus 114,280,853 shares of Common Stock into which the Convertible Notes may be converted. However, the Reporting Persons are subject to certain Canadian pension fund rules and regulations that include a prohibition on the Reporting Persons from holding (whether investing directly or indirectly) securities of a corporation to which are attached 30 per cent or more of the votes that may be cast to elect the directors of that corporation.

CUSIP No. 89616C201

Item 1. Security and Issuer

This Amended Statement of Beneficial Ownership on Schedule 13D (“Amendment 5”) amends and supplements the Statement of Beneficial Ownership on Schedule 13D filed by Fengate Trident LP, Fengate Trident GP Inc., and Fengate Capital Management Ltd. (collectively, the “Reporting Persons”) on May 8, 2017 (the “Initial Schedule 13D”), the Amended Schedule 13D filed by the Reporting Persons on September 14, 2017 (“Amendment 1”), the Amended Schedule 13D filed by the Reporting Persons on September 18, 2017 (“Amendment 2”), the Amended Schedule 13D filed by the Reporting Persons on November 5, 2019 (“Amendment 3”), and the Amended Schedule 13D filed by the Reporting Persons on November 12, 2019 (“Amendment 4”) in connection with the parties and matters referenced therein and herein, with respect to the Common Stock, $.001 par value (the “Common Stock”) of Trident Brands, Inc. (the “Issuer”). This Schedule 13D is being filed as a result of the events described in Item 4 below. Any capitalized terms used and not defined in this Amendment 5 shall have the meanings set forth in the Initial Schedule 13D, Amendment 1, Amendment 2, Amendment 3 and/or Amendment 4. Only those items that are hereby reported are amended; all other items, including previously filed exhibits, remain unchanged and are incorporated by reference herein.

Item 3. Source and Amount of Funds or Other Consideration

The Common Stock reported in this Amendment 5 includes 2,811,886.44 shares of Common Stock beneficially owned by the Reporting Persons and additional shares of Common Stock that may be issued to the Reporting Persons upon conversion of certain Convertible Notes, as defined below. As of March 13, 2020, the Reporting Persons had acquired from the Issuer Convertible Notes in an aggregate principal amount of $22,300,000 and the total accrued but unpaid interest on such Convertible Notes, as of March 13, 2020 was $4,098,877. None of the shares of Common Stock or Convertible Notes were acquired on margin, or otherwise using borrowed funds or pursuant to any loan or credit arrangement.

Item 4. Purpose of Transaction

The Common Stock and Convertible Notes have been acquired for investment purposes in the ordinary course of the Reporting Persons’ investment activities, and have not been acquired with any purpose of, or with the effect of, changing or influencing the control of the Issuer, or in connection with or as a participant in any transaction having such purpose or effect. From time to time the Reporting Persons may acquire additional securities of the Issuer, or sell securities of the Issuer. In addition to the transactions reported in the Initial Schedule 13D, Amendment 1, Amendment 2, Amendment 3 and Amendment 4, the following has occurred:

On January 9, 2020 Trident Brands, Inc. (the “Company”) and Fengate Trident LP (“Purchaser”) entered into an Amendment to Convertible Promissory Notes Agreement (“Notes Amendment 1”) to amend the terms of certain convertible promissory notes issued pursuant to a Securities Purchase Agreement by and between the Company and the Purchaser dated September 26, 2016 and previously amended on November 30, 2018 and March 11, 2019. Amendment 1 affects the convertible notes issued February 5, 2015 (US$1,800,000), May 14, 2015 (US$500,000), September 26, 2016 (US$4,100,000), May 9, 2017 (US$4,400,000) and May 16, 2018 (US$1,500,000), respectively (collectively the “2016 Notes”). Pursuant to Notes Amendment 1, the Purchaser agreed to convert all of the 2016 Notes on or before the earlier of (i) the Maturity Date of the 2016 Convertible Notes and (ii) the Company raising new equity investment of not less than US$2,000,000, on terms mutually acceptable to the Purchaser and the Company (subject to regulatory considerations applicable to the purchaser). Conversion of the 2016 Notes will occur in a single conversion transaction at a price that is equal to a 25% discount to the average closing price of the Company’s common stock for the 10 trading days immediately prior to the conversion date, with the exact structure of the conversion to be determined by the parties. Notes Amendment 1 also amended the outstanding convertible notes issued to the Purchaser on November 30, 2018 (US$3,400,780), April 13, 2019 (US$2,804,187) and November 6, 2019 (US$3,795,033) respectively (collectively the “Amended SPA Notes”). Maturity of the Amended SPA Notes has been deferred to December 1, 2021. It was further agreed that interest on the Amended SPA Notes will accrue as at July 1, 2020 and be payable upon maturity.

A copy of Notes Amendment 1 was attached as Exhibit 10.1 to the Current Report on Form 8-K/A, Amendment No.1, filed by the Issuer on January 23, 2020 and is incorporated by reference in this Amendment 5 and as Exhibit 99.2 hereto.

On March 6, 2020, the Parties entered into an agreement (“Notes Amendment 2”) pursuant to which the Reporting Persons agreed to fund in cash $936,167.66 previously withheld from the purchase price of the Additional Convertible Notes (as defined in Amendments 3 and described in Amendment 4) purchased from the Issuer on November 6, 2019. Notes Amendment 2 also amended the “Issuance Date” of that portion of the Principal Amount of the Additional Convertible Notes reflected by the aforementioned $936,167.66 from November 6, 2019 to March 12, 2020.

A copy of Notes Amendment 2 is attached as Exhibit 99.3 hereto.

As of the date of this Amendment 5, the Reporting Persons have no plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; (iii) any change in the present board of directors

CUSIP No. 89616C201

or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (iv) any material change in the present capitalization or dividend policy of the issuer; (v) any other material change in the issuer’s business or corporate structure; (vi) changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (vii) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or (ix) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)-(b) Incorporated by reference to Items (7) - (11) and (13) of the cover page relating to each Reporting Person, and the disclosure in Item 4.

(c)	Other than as reported herein, in the sixty days prior to the date of filing of this Amendment 5, the Reporting Persons have engaged in no other transactions in the Issuer’s Common Stock.

(d)

Except as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported on in this Amendment 5.

(e)	Not applicable.

The Reporting Persons are subject to certain Canadian pension fund rules and regulations that include a prohibition on the Reporting Persons from holding (whether investing directly or indirectly) securities of a corporation to which are attached 30 per cent or more of the votes that may be cast to elect the directors of that corporation.

The Reporting Persons are subject to a

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the matters discussed in this Amendment 5, the Initial Schedule 13D, Amendment 1, Amendment 2, Amendment 3, Amendment 4 and/or any exhibits thereto or hereto, there are no contracts, arrangements or understandings among the Reporting Persons or with any other persons with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1	–	Joint Filing Agreement dated May 8, 2017, by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Initial Schedule 13D filed by the Reporting Persons on May 8, 2017).

Exhibit 99.2	–	Amendment To Convertible Promissory Notes dated January 9, 2020 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K/A, Amendment No.1, filed by Trident Brands Inc. on January 23, 2020).

Exhibit 99.3	–	Amendment No. 2 to Convertible Promissory Note dated March 5, 2020.

CUSIP No. 89616C201

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 20th day of March, 2020

Fengate Trident LP

/s/ Heather Crawford
Heather Crawford
Secretary of Fengate Trident GP, the General Partner of Fengate Trident LP

Fengate Trident GP Inc.

/s/ Heather Crawford
Heather Crawford
Secretary

Fengate Capital Management Ltd.

/s/ Heather Crawford
Heather Crawford
Secretary

CUSIP No. 89616C201

SCHEDULE I

Executive officers and directors of Fengate Trident GP, Inc.

The business address of each executive officer and director is c/o Fengate Capital Management Ltd.,

2275 Upper Middle Road East, Suite 700, Oakville, Ontario, L6H 0C3. Except as otherwise indicated herein,

the principal occupation of each individual is that set forth below. Each individual is a Canadian citizen.

Except as otherwise disclosed herein, none of the following persons is the beneficial owner of any securities of the Issuer

Name	Title
Lou Serafini Jr.	President, Director
Heather Crawford	Secretary
Justin Catalano	Vice President, Director

SCHEDULE II

Executive officers and directors of Fengate Capital Management Ltd.

The business address of each executive officer and director is c/o Fengate Capital Management Ltd.,

2275 Upper Middle Road East, Suite 700, Oakville, Ontario, L6H 0C3. Except as otherwise indicated herein,

the principal occupation of each individual is that set forth below. Each individual is a Canadian citizen.

Except as otherwise disclosed herein, none of the following persons is the beneficial owner of any securities of the Issuer

Name	Title
Lou Serafini Jr.	President, CEO, Treasurer, Director
George Theodoropoulos	Managing Director, Infrastructure, Director
Heather Crawford	Secretary
Pranav Pandya	CFO, Director

CUSIP No. 89616C201

Index to Exhibits

Exhibit 99.1	–	Joint Filing Agreement dated May 8, 2017, by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Initial Schedule 13D filed by the Reporting Persons on May 8, 2017).

Exhibit 99.2	–	Amendment To Convertible Promissory Notes dated January 9, 2020 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K/A, Amendment No.1, filed by Trident Brands Inc. on January 23, 2020).

Exhibit 99.3	–	Amendment No. 2 to Convertible Promissory Note dated March 5, 2020.